UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 13, 2008

Commission File Number 000-29336
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ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]                                                      Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ]                                           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

Vancouver, BC and Golden, CO, March 13, 2008 – Atna Resources Ltd. (“Atna”) (TSX:ATN) is pleased to announce today that stockholders of Canyon Resources Corporation (“Canyon”) (AMEX:CAU) have approved the Agreement and Plan of Merger whereby Atna will acquire all the issued and outstanding shares of common stock of Canyon.  The transaction was approved by a majority of the outstanding shares of common stock of Canyon at a special meeting of Canyon stockholders called to consider the transaction.

On November 16, 2007 Atna and Canyon entered into an Agreement and Plan of Merger whereby each share of Canyon would be exchanged for 0.32 of an Atna common share.  After the transaction, Canyon will become a wholly owned subsidiary of Atna.

The transaction is expected to close on Tuesday March 18th, 2008.

Additional information concerning the transaction is available in the registration statement on Form F-4 filed by Atna with the SEC on January 17, 2008, which contains a joint proxy statement/prospectus and other relevant materials.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist;
Tel: (604) 684-2285, E-mail: kjohnston@atna.com

Forward-Looking Statements

Except for the statements of historical fact that may be contained herein, this news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drilling and other exploration results; fluctuating commodity prices and exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; environmental risks and hazards; and other risks and uncertainties disclosed in the Company’s current Annual Information Form filed with the Canadian securities regulatory authorities and Form 20-F filed with the United States Securities and Exchange Commission.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Atna Resources Ltd. (File No. 333-147973).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

Date:  _March 14, 2008                                                                           By:           /s/ Kendra Johnston
Name:                      Kendra Johnston
Title:	Investor Relations Manager, Geologist